FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated October 18, 2005, titled “CN announces Q4-2005 and 2006 earnings guidance, outlines 2010 Vision, at Investors’ Conference”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN announces Q4-2005 and 2006 earnings guidance, outlines 2010 Vision, at Investors’ Conference

NEW YORK, Nov. 18, 2005 — CN announced today the company’s earnings guidance for the fourth quarter of 2005 and full-year 2006, along with an ambitious financial agenda for the railway through 2010.

CN will tell its 2005 Investors’ Conference here this morning that it now expects to report diluted earnings per share growth of 20 per cent for the fourth quarter of 2005. The company will also state that its objective for 2006 is to generate diluted earnings per share growth in the range of 10 to 15 per cent, along with free cash flow of $1 billion.

CN’s new vision is anchored on continued, profitable revenue growth, and targets annual revenues of $9 billion-plus by the end of 2010. The company will also discuss plans today to reach the following targets over the next five years:

  An operating ratio closing in on 60 per cent by the end of 2010;

  Diluted earnings per share growth of 10 per cent-plus in each of the next five years, and

  Steady free cash flow of $1 billion annually.

CN’s financial vision is premised, among various factors, on sustained economic growth across North America, oil prices settling in at US$55 per barrel, and a Canadian dollar moving toward US$0.85.

Starting at 8.15 a.m. Eastern time (ET) today, CN’s senior officers will outline other key elements of the company’s 2010 Vision, including growth strategies for intermodal and merchandise traffic, new capacity investments, productivity improvements and CN’s innovative Smart Yard project to make traditional switching practices at its largest yards more flexible and efficient.

CN is webcasting its officers’ presentations, along with associated assumptions and risk factors, via the Investors’ section of its website, www.cn.ca/investors. Slides supporting presentations for Nov. 18 will be posted on CN’s website at 7.30 a.m. today. Please select Analyst Presentations for the material and schedule of events at that time.

The webcasts and supporting slide presentations will be archived on CN’s website until Dec. 2, 2005.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, Annual Information Form filed with the Canadian securities regulators, its 2004 Annual and 2005 Quarterly Financial Statements and Management Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Van-couver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 18, 2005	By:	/s/ Cristina Circelli

Name: Cristina Circelli Title: General Counsel